UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 --------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                             TREGA BIOSCIENCES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    894699107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                                   with a copy to:
Sven O. Riethmueller, Esq.                         Bernard S. Kramer, Esq.
Lion bioscience Inc.                               McDermott, Will & Emery
141 Portland Street, 10th Floor                    227 West Monroe
Cambridge, MA 02139                                Chicago, Illinois 60606
Tel. No.: (617) 245-5424                           Tel. (312) 372-2000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                DECEMBER 27, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                                  SCHEDULE 13D

                               CUSIP No. 894699107
                               -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
         LION BIOSCIENCE AKTIENGESELLSCHAFT, FRIEDRICH VON BOHLEN UND HALBACH AND KLAUS J. SPROCKAMP(1)

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                        N/A

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  [X]
                                                                    (b)  [  ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
                                                                    N/A

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     [  ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
         GERMANY

--------------------------------------------------------------------------------
                            7  SOLE VOTING POWER
NUMBER OF SHARES               -0-
BENEFICIALLY                 ---------------------------------------------------
OWNED BY EACH               8  SHARED VOTING POWER
REPORTING PERSON               3,873,825, ALL OF WHICH ARE SUBJECT TO
                               THE RESTRICTIONS SET FORTH IN THAT
                               CERTAIN STOCKHOLDERS AGREEMENT DATED
                               DECEMBER 27, 2000, WHICH IS FILED AS
                               EXHIBIT 2.2 TO THIS SCHEDULE 13D.*
WITH                         ---------------------------------------------------
                            9  SOLE DISPOSITIVE POWER
                               -0-
                             ---------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
                               -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,873,825 SHARES OF COMMON STOCK(2*)


--------
1 Messrs. von Bohlen und Halbach, Chairman, Chief Executive Officer and member of the management board of LION, and Sprockamp, Chief Operating Officer, Chief Financial Officer and member of the management board of LION, are named as proxies in that certain Stockholders Agreement (the "Stockholders Agreement") as described in Item 4 and 5 of this Schedule 13D, a copy of which is filed as
Exhibit 2.2 to this Schedule 13D.
* Does not include options to purchase an aggregate of 1,708,936 shares of Trega stock, which options are exercisable within 60 days of December 27, 2000, held by the persons who have entered into the Stockholders Agreement with LION and as set forth in the Stockholders Agreement executed irrevocable proxies in favor of LION and Messrs. von Bohlen und Halbach and Sprockamp.

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                    [  ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.6%2*

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

         LION                                        -        CO
         DR. FRIEDRICH VON BOHLEN UND HALBACH        -        IN
         KLAUS J. SPROCKAMP                          -        IN


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
2 Based on the number of Trega common shares outstanding on November 30, 2000 as represented by Trega in the Merger Agreement (the "Merger Agreement"), a copy of which is filed as Exhibit 2.1 to this Schedule 13D.

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

               This statement relates to shares of Common Stock, par value $0.001 per share (the "Common Stock") of Trega Biosciences, Inc., a Delaware corporation ("Trega" or the "Issuer"), having its principal executive offices at 9880 Campus Point Drive, San Diego, CA 92121.

ITEM 2.  IDENTITY AND BACKGROUND

               (a), (b) & (c)

               This statement is filed by (i) LION bioscience
Aktiengesellschaft, a German stock corporation duly incorporated under German law and registered in the commercial register Heidelberg under HRB 5706 ("LION" or the "Reporting Person"), (ii) Dr. Friedrich von Bohlen und Halbach, a German citizen and (iii) Klaus J. Sprockamp, a German citizen.

               The business address of LION and Messrs. von Bohlen und Halbach and Sprockamp is Waldhofer Strasse 98, D-69123 Heidelberg, Germany.

               LION is engaged in the business of enterprise-wide R&D data analysis and information management systems and solutions for the life sciences and, particularly, the healthcare industry. The overall integration system is i-biology. i-biology solutions are offered to partners and form the basis for LION's internal IT-driven drug discovery efforts on nuclear receptors. Dr. Friedrich von Bohlen und Halbach is Chairman, Chief Executive Officer and a member of the management board of LION. Klaus J. Sprockamp is Chief Operating Officer, Chief Financial Officer and a member of the management board of LION.

               (d) & (e)

               The attached Schedule A is a list of the senior management and the members of the supervisory and management boards of LION (including Messrs. von Bohlen und Halbach and Sprockamp). The schedule contains the following information with respect to each such person: (i) name; (ii) business address;
(iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

               During the last five years, neither LION, Dr. von Bohlen und Halbach nor Mr. Sprockamp, nor to the knowledge of LION and Messrs. von Bohlen und Halbach and Sprockamp, has any person named on Schedule A (including Messrs. von Bohlen und Halbach and Sprockamp) to this Schedule 13D been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

               (f) LION is a German stock corporation duly incorporated under German law and registered in the commercial register Heidelberg under HRB 5706. Messrs. von Bohlen und Halbach and Sprockamp are German citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               To facilitate the consummation of the Merger (as defined in Item 4 of this Schedule13D), certain stockholders of Trega have entered into that certain Stockholders Agreement with LION (containing irrevocable proxies in favor of LION and each of Messrs. von Bohlen und Halbach and Sprockamp, in their respective capacities as officers of LION, and any individual who shall thereafter succeed any such officer of LION, and any other designee of LION) as described in Item 4 and Item 5 of this Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

(a) - (b) Pursuant to an Agreement and Plan of Merger, dated as of December 27, 2000 (the "Merger Agreement") by and between LION and Trega, and subject to the conditions set forth therein (including, but not limited to, the approval of the transaction by the Trega stockholders) a third party exchange agent, acting on behalf of, and at the direction of, both LION and Trega, will form a corporation under Delaware law to serve as the merger vehicle (the "Merger Sub"). The only purpose of the merger vehicle will be to participate in this merger. The exchange agent will initially hold all outstanding shares of common stock in the merger vehicle. All outstanding shares of Trega common stock (including shares of Trega Common Stock deemed issued upon exercise of Trega stock options, in accordance with Section 2.5 of the Merger Agreement) will be converted into a right to receive LION American Depository Shares (ADSs) at an exchange ratio specified in the merger agreement plus any cash in lieu of any fractional LION ADSs as set forth in the Merger Agreement. Trega will then be merged with and into the merger vehicle, and Trega will be the surviving corporation from the merger. The exchange agent will contribute all outstanding shares of stock in the surviving corporation to LION in consideration for LION ADSs to be issued in accordance with the exchange ratio. The exchange agent will then distribute these LION ADSs to the former Trega shareholders. As a result of this merger (the "Merger"), Trega will become a wholly owned subsidiary of LION. Concurrently with and as a condition to the execution and delivery of the Merger Agreement, LION and the persons named on Schedule B to this Schedule 13D entered into a Stockholders Agreement and the persons named on Schedule B to this
Schedule 13D executed and delivered irrevocable proxies in favor of LION and each of Messrs. Friedrich von Bohlen und Halbach and Klaus J. Sprockamp, in their respective capacities as officers of LION, and any individual who shall thereafter succeed any such officer of LION, and any other designee of LION.

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is incorporated by reference in this
Schedule 13D - - see Exhibit 2.1.

(c) n/a

(d) Upon consummation of the Merger, the directors of Merger Sub shall become the directors of Trega. The officers of Trega shall remain the officers of Trega following the merger until their successors have been duly elected or appointed.

(e) Except as set forth in Section 5.1 of the Merger Agreement, Trega is prohibited under the Merger Agreement from issuing, reissuing, selling or pledging, or authorizing the issuance, reissuance, sale or pledge of (x) additional shares of capital stock or other equity securities of any class, or securities convertible into capital stock or other equity securities or any rights, warrants or options to acquire any such convertible securities or capital stock or other equity securities, or (y) any other securities in respect of, in lieu of, or in substitution for, Trega Common Stock outstanding on the date of the Merger Agreement. Upon consummation of the Merger, Trega will become a wholly-owned subsidiary of LION, and will cease to be a reporting company under the Exchange Act.

(f) Upon consummation of the Merger, Trega will become a wholly-owned subsidiary of LION.

(g) The Merger Agreement contains a number of provisions limiting the ability of Trega to become acquired by, or to pursue the acquisition of Trega by, any persons other than LION during the pendency of the Merger Agreement.

(h) Upon consummation of the Merger, the Trega Common Stock will cease to be quoted on any quotation system or exchange.

(i) Upon consummation of the Merger, the Trega Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(j) Other than as described above, LION currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of this Schedule 13D (although LION reserves the right to develop such plans or proposals).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) - (b) As a result of the Stockholders Agreement and the irrevocable proxies as set forth in the Stockholders Agreement, at any time before the earlier of the date upon which the Merger Agreement is terminated pursuant to Section 7.1 thereof or the date upon which the Merger is consummated, LION has the power to vote an aggregate of 3,873,825 shares of Trega Common Stock for the limited purpose of voting in favor of the approval and adoption of, and against any action or agreement that would compete, impede or interfere with the approval and adoption of, the Merger Agreement, the Merger and action required in furtherance thereof. The stockholders of Trega who are parties to the Stockholders Agreement retained the right to vote their shares of Trega Common Stock on all matters other than those identified in the Stockholders Agreement. The shares covered by the Stockholders Agreement constitute approximately 16.7% of the issued and outstanding shares of Trega Common Stock as of November 30, 2000. In addition, the persons who have signed the Stockholders Agreement hold an aggregate of 1,708,936 options that are exercisable within 60 days of December 27, 2000, and the Stockholders Agreement and irrevocable proxies contained therein apply to any additional shares of Trega Common Stock acquired by any of the foregoing persons, including pursuant to the exercise of any of the foregoing options. The description contained in Item 4 and this Item 5 of the transactions contemplated by the Stockholders Agreement is qualified in its entirety by reference to the full text of the Stockholders Agreement.

To the knowledge of LION and Messrs. von Bohlen und Halbach and Sprockamp, no shares of Trega Common Stock are beneficially owned by any of the persons named in Schedule A to this Schedule 13D, except for such beneficial ownership, if any, arising solely from the Stockholders Agreement.

Set forth in Schedule B to this Schedule 13D is the name of each person with whom LION and Messrs. von Bohlen und Halbach and Sprockamp share the power to vote or to direct the vote of

Trega Common Stock in the manner described above. Set forth in Schedule C to this Schedule 13D is the name and present principal occupation or employment of each Trega stockholder who is an individual and with whom LION and Messrs. von Bohlen und Halbach and Sprockamp share the power to vote or to direct the vote of Trega Common Stock in the manner described above. Also set forth in Schedule C to this Schedule 13D is the name, state of organization, principal business and address of each other Trega stockholder with whom LION and Messrs. von Bohlen und Halbach and Sprockamp share the power to vote or to direct the vote of Trega Common Stock in the manner described above.

During the past five years, to the knowledge of LION and Messrs. von Bohlen und Halbach and Sprockamp, no person named in Schedule C has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, to the knowledge of LION and Messrs. von Bohlen und Halbach and Sprockamp, no person named in Schedule C to this Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of LION and Messrs. von Bohlen und Halbach and Sprockamp, all persons named in Schedule C to this Schedule 13D, with the exception of Michael Grey, who is a citizen of the United Kingdom, are citizens of the United States.

(c) Neither LION, Dr. von Bohlen und Halbach, nor Mr. Sprockamp, nor to the knowledge of LION and Messrs. von Bohlen und Halbach and Sprockamp, has any person named in Schedule A to this Schedule 13D effected any transaction in Trega Common Stock during the past 60 days, except as disclosed herein.

(d)  not applicable.

(e) not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               Other than as described in Item 4 above, to the knowledge of LION and Messrs. von Bohlen und Halbach and Sprockamp, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such person and any person with respect to any securities of Trega, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

               EXHIBIT NO.          DESCRIPTION
               -----------          -----------

                  2.1 Agreement and Plan of Merger, dated as of December 27, 2000, by and among LION bioscience Aktiengesellschaft, a German stock corporation duly incorporated under German law and registered in the commercial register Heidelberg under HRB 5706, and Trega Biosciences, Inc., a Delaware corporation, previously filed as Exhibit
                                    99.1 to Trega's Form 8-K filed December 28,
                                    2000, and incorporated herein by reference.

                  2.2 Stockholders Agreement, dated as of December 28, 2000 between LION bioscience Aktiengesellschaft, a German stock corporation duly incorporated under German law and registered in the commercial register Heidelberg under HRB 5706, and the persons listed on Schedule II to this
                                    Schedule 13D, previously filed as Exhibit
                                    99.2 to Trega's Form 8-K filed December 28,
                                    2000, and incorporated herein by reference

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 8, 2001


                                    LION BIOSCIENCE AKTIENGESELLSCHAFT



                                    By: /s/ Dr. Friedrich von Bohlen und Halbach
                                        ----------------------------------------
                                    Name: Dr. Friedrich von Bohlen und Halbach
                                    Title:  Chief Executive Officer


                                    By: /s/ Klaus J. Sprockamp
                                       --------------------------------------
                                    Name:Klaus J. Sprockamp
                                    Title:  COO and CFO



                                     /s/ Dr. Friedrich von Bohlen und Halbach
                                     ----------------------------------------
                                     Dr. Friedrich von Bohlen und Halbach

                                     /s/ Klaus J. Sprockamp
                                     -----------------------------------------
                                     Klaus J. Sprockamp

                                   SCHEDULE A



LION bioscience Aktiengesellschaft
----------------------------------

                                                                         Present Principal
Name and Citizenship                     Business Address                Occupation or Employment       Citizenship
--------------------                     ----------------                ------------------------       -----------

Dr. Thomas Schurrle                      Lion bioscience AG              Attorney-at-law, partner      German
Chairman, supervisory board              Im Neuenheimer Feld 515-517     with the law firm of Norr
                                         D-69123 Heidelberg, Germany     Stiefenhofer Lutz

Lorenzo Giulini                          Lion bioscience AG              Chief Executive Officer of    German
Vice-Chairman, supervisory board         Im Neuenheimer Feld 515-517     Ascend Company
                                         D-69123 Heidelberg, Germany

Jorn Aldag                               Lion bioscience AG              Chief Financial Officer of    German
Member, supervisory board                Im Neuenheimer Feld 515-517     Evotec Biosystems AG
                                         D-69123 Heidelberg, Germany

Markus Metyas                            Lion bioscience AG              Chief Financial Officer of    German
Member, supervisory board                Im Neuenheimer Feld 515-517     QS Communications AG
                                         D-69123 Heidelberg, Germany

Dr. Michael Steiner                      Lion bioscience AG              Senior Vice President of      German
Member, supervisory board                Im Neuenheimer Feld 515-517     Boston Consulting Group
                                         D-69123 Heidelberg, Germany     GmbH & Partner

Dr. h.c. Klaus Tschira                   Lion bioscience AG              Former member of the          German
Member, supervisory board                Im Neuenheimer Feld 515-517     management board and
                                         D-69123 Heidelberg, Germany     founder of SAP AG

Dr. Friedrich von Bohlen und Halbach     Lion bioscience AG              Chairman, Chief Executive     German
Member, management board                 Im Neuenheimer Feld 515-517     Officer; member of
                                         D-69123 Heidelberg, Germany     management board

Klaus J. Sprockamp                       Lion bioscience AG              Chief Operating Officer and   German
Member, management board                 Im Neuenheimer Feld 515-517     Chief Financial Officer;
                                         D-69123 Heidelberg, Germany     member of management board

Dr. Jan Mous                             Lion bioscience AG              Chief Scientific Officer;     German
Member, management board                 Im Neuenheimer Feld 515-517     member of management board
                                         D-69123 Heidelberg, Germany


                                   SCHEDULE B


                                             NUMBER OF             PERCENTAGE OF
                                             SHARES* OF TREGA      OUTSTANDING SHARES
                                             COMMON STOCK          OF TREGA COMMON STOCK
TREGA STOCKHOLDER                            BENEFICIALLY OWNED    AS OF DECEMBER 27, 2000
-----------------                            ------------------    -----------------------

Robert S. Whitehead                                     0              0
James C. Blair                                     30,000             .1%
Michael G. Grey                                    23,000             .1%
Lawrence D. Muschek                                 1,000              #
Harvey S. Sadow                                    11,460              #
Ronald R. Tuttle                                  261,258            1.1%
Myra N. Williams                                        0              0
Bruce L.A. Carter                                       0              0
George Grass                                    1,398,200            5.9%
Gerard A. Willis                                        0              0
Richard Kaufman                                         0              0
Edward Yip                                              0              0
Mark Schwartz                                       4,996              #
Debra Liebert                                           0              0
John Kiely                                          5,356              #
Alan Hillyard                                       2,496              #
Patrick Sinko                                     125,000             .5%
Domain Partners, II, L.P.                         962,724            4.1%
Domain Partners, III, L.P.                        891,133            3.8%
DP III Associates, L.P.                            30,936             .1%
Domain Associates, L.L.C.                           6,966              #
One Palmer Square Associates II, III, LP          119,300             .5%


-------------------
* Does not include options to purchase an aggregate of 1,708,936 shares of Trega stock, which options are exercisable within 60 days of December 27, 2000, held by the persons listed on this Schedule B.

# Percentage of outstanding shares of Trega Common Stock is less than .1%.


                                   SCHEDULE C


STOCKHOLDERS WHO ARE INDIVIDUALS


                                       PRINCIPAL OCCUPATION                        NAME AND ADDRESS
TREGA STOCKHOLDER                      OR EMPLOYMENT                               OF EMPLOYER
-----------------                      -------------                               -----------

Robert S. Whitehead                    Director of Trega.  President &             Dura Pharmaceuticals, Inc.
                                       Chief Operating Officer of Dura             7475 Lusk Boulevard
                                       Pharmaceuticals, Inc.                       San Diego, CA 92121

James C. Blair                         Director of Trega.  President and           Domain Associates
                                       General Partner of Domain Associates        One Palmer Square
                                                                                   Princeton, NJ 08542

Michael G. Grey                        President, Chief Executive Officer          Trega Biosciences, Inc.
                                       & Director of Trega                         9880 Campus Point Drive
                                                                                   San Diego, CA 92121

Lawrence D. Muschek                    Director of Trega.  Retired.                1518 Summit Ave.
                                                                                   Cardiff, CA 92007

Harvey S. Sadow                        Chairman of the Board of Trega.             120-36 Prospect Street
                                       Retired.                                    Ridgefield, CT 06877

Ronald R. Tuttle                       Director of Trega.  Retired.                2704 Vista Del Sembrado
                                                                                   Escondido, CA 92025

Myra N. Williams                       Director of Trega.                          101 Broadmead Street
                                       Information/Technical Consultant            Princeton, NJ 08540

Bruce L.A. Carter                      President & CEO Zymogenetics.               Zymogenetics
                                       Director of Trega                           1201 Eastlake Ave. East
                                                                                   Seattle, WA 98102

George Grass                           Chief Technology Officer of Trega           Trega Biosciences, Inc.
                                                                                   9880 Campus Point Drive
                                                                                   San Diego, CA 92121

Gerard A. Wills                        Vice President, Finance & Chief             Trega Biosciences, Inc.
                                       Financial Officer of Trega                  9880 Campus Point Drive
                                                                                   San Diego, CA 92121

Richard Kaufman                        General Counsel/Consultant of Trega         Trega Biosciences, Inc.
                                                                                   9880 Campus Point Drive
                                                                                   San Diego, CA 92121

Edward Yip                             Director of Legal Affairs and               Trega Biosciences, Inc.
                                       Secretary of Trega                          9880 Campus Point Drive
                                                                                   San Diego, CA 92121

Mark Schwartz                          Vice President, Commercial                  Trega Biosciences, Inc.
                                       Operations & Chief Commercial               9880 Campus Point Drive
                                       Officer of Trega                            San Diego, CA 92121

Debra Liebert                          Vice President, Corporate                   Trega Biosciences, Inc.
                                       Development of Trega                        9880 Campus Point Drive
                                                                                   San Diego, CA 92121

John Kiely                             Vice President,                             Trega Biosciences, Inc.
                                       Exploratory/Combinatorial Chemistry         9880 Campus Point Drive
                                       of Trega                                    San Diego, CA 92121

Alan Hillyard                          Vice President, Informatics & Chief         Trega Biosciences, Inc.


                                       Information Officer of Trega                9880 Campus Point Drive
                                                                                   San Diego, CA 92121

Patrick Sinko                          Chief Scientist, Discovery                  The Rutgers College of Pharmacy
                                       Technologist/Consultant of Trega            160 Frelinghuysen Road
                                                                                   Piscataway, NJ 08854


                               OTHER STOCKHOLDERS


                                                                                        ADDRESS OF
                                             STATE OF              PRINCIPAL            PRINCIPAL BUSINESS
TREGA STOCKHOLDER                            ORGANIZATION          BUSINESS             AND PRINCIPAL OFFICE
-----------------                            ------------          --------             --------------------


Domain Partners, II, L.P.                    Delaware              Investments          One Palmer Square
                                                                                        Princeton, NJ 08542

Domain Partners, III, L.P.                   Delaware              Investments          One Palmer Square
                                                                                        Princeton, NJ 08542

DP III Associates, L.P.                      Delaware              Investments          One Palmer Square
                                                                                        Princeton, NJ 08542

Domain Associates, L.L.C.                    Delaware              Investments          One Palmer Square
                                                                                        Princeton, NJ 08542

One Palmer Square Associates II, III, LP     Delaware              Investments          One Palmer Square
                                                                                        Princeton, NJ 08542


